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Washington DC 20005-2018

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cgattuso@kilpatricktownsend.com

January 30, 2018

VIA EDGAR

Mr. Michael Clampitt

Staff Attorney

Office of Financial Services

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Columbia Financial, Inc.

Registration Statement on Form S-1

Filed December 5, 2017

File No. 333-221912

Dear Mr. Clampitt:

On behalf of Columbia Financial, Inc. (the “Company”), enclosed for filing is Pre-Effective Amendment No. 1 to the above referenced Registration Statement on Form S-1 (the “Amended Registration Statement”), including exhibits, marked pursuant to Rule 472 under the Securities Act of 1933, as amended (the “Securities Act”), to indicate changes from the Registration Statement on Form S-1 filed on December 5, 2017 (the “Registration Statement”).

The Amended Registration Statement is filed in response to the staff’s comment letter issued on December 28, 2017 with respect to the Registration Statement. To aid in your review, we have repeated the staff’s comments followed by the Company’s responses and indicated where the Amended Registration Statement has been revised in response to such comments.

General

1.	Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

Mr. Michael Clampitt

U.S. Securities and Exchange Commission

January 30, 2018

Response to Comment No. 1:

Copies of the draft marketing materials and subscription order form and instructions that will be used in connection with the offering are attached as Exhibit 99.2 and Exhibit 99.3, respectively, to the Amended Registration Statement. Aside from these materials and the offering prospectus and 401(k) plan prospectus supplement, the Company will not provide investors with any other written communications in connection with the offering.

Risk Factors

Risks Related to Our Business

Security breaches and cybersecurity threats could compromise our information…page 19

2.	Please provide a description of any cyber incidents that you have experienced that are individually, or in the aggregate, material, including a description of the costs and other consequences, and disclose the extent to which you outsource functions that have material cybersecurity risks. Please refer to CF Disclosure Guidance: Topic No. 2.

Response to Comment No. 2:

The Company has not experienced any cyber incidents that are, individually or in the aggregate, material. The Company outsources certain cyber security functions, such as penetration testing, to third party service providers but does not outsource any cyber security function that has material cybersecurity risk. Please see the revised disclosure on page 19 of the prospectus included as part of the Amended Registration Statement.

Because the nature of the financial services business involves a high volume…page 19

3.	In this risk factor you discuss the potential impact of operational risks. Have you suffered any significant losses or other damages as a result of operational risks, or has your controls testing indicated that you have a significant deficiency? Revise to provide the investor with an idea of the likelihood that a risk may impact your results and the potential impact on your assets and earnings.

Response to Comment No. 3:

Please see the revised disclosure on page 20 of the prospectus included as part of the Amended Registration Statement. The Company has not suffered any significant losses or other damages as a result of operational risks, and the Company’s controls testing has not indicated that it has a significant deficiency regarding operational risks.

*       *       *

Mr. Michael Clampitt

U.S. Securities and Exchange Commission

January 30, 2018

If you have any questions or further comments on the Amended Registration Statement, please contact the undersigned at 202.508.5884.

Very truly yours,

KILPATRICK TOWNSEND & STOCKTON LLP

/s/ Christina M. Gattuso

Christina M. Gattuso

Enclosures

cc:	Jessica Livingston, U.S. Securities and Exchange Commission

Thomas J. Kemly, Columbia Financial, Inc.